Mail Stop 4561

      September 29, 2005

Suk Won Park
Chief Executive Officer
Korea Thrunet Co., Ltd.
1337-20, Seocho-2 Dong
Seocho-ku, Seoul Korea 137-751


	Re:	Korea Thrunet Co., Ltd.
   Form 20-F for the Fiscal Year Ended
   December 31, 2004
		Filed July 15, 2005
		File No. 000-30374

Dear Mr. Park:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Item 5 - Operating And Financial Review And Prospects

F. Tabular Disclosure of Contractual Obligations, page 30

1. We note in your contractual obligations table that you have not included any of your lease commitments disclosed on pages F-27, F-28 and F-29 of your financial statements.  Tell us how you considered
Item 5.F of Form 20-F in your presentation of contractual obligations, including lease obligations and provide us with a summary of your lease obligations. Please advise.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note your independent registered public accounting firm is Deloitte HanaAnjin LLC located in Seoul, Korea. Tell us if you have had your filing reviewed by a "filing reviewer" designated by your US-affiliated firm as contemplated by Rule 3400T in PCAOB Release No.
2003-006. If you have, provide us with written confirmation that the filing reviewer`s procedures were applied to your submission.
Your
response should include the name of the designated filing reviewer.

3. We note your independent registered public accounting firm has not opined on your 2003 and 2002 financial statements and that they reference other auditors in their opinion. Amend your filing to include an auditor`s opinion on your 2003 and 2002 financial statements. We refer you to Item 8.A.3 and Instructions to Item 8.A.2 of Form 20-F.

Note 1. General

(2) Reorganization Proceedings, page F-13

4. We note that your original and modified reorganization plans were approved by the bankruptcy court on January 9, 2004 and April 29, 2005, respectively. Tell us how you considered applying Fresh Start
Reporting upon approval of your reorganization plans. In addition tell us how you considered reporting transactions and events that are directly associated with the reorganization (e.g. pre and post petition liabilities, charges relating to the reorganization, etc.)
separately from ongoing operations in your financial statements. We refer you to SOP 90-7.

Note 7. Debts, page F-25

5. We note your disclosure on page F-26 (last paragraph of Note 7) that all long-term debts are to be repaid in 2005. Considering this, tell us why (Won) 11,127 million of Long-term debt as of December
31,
2004 is not classified as a current liability.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Suk Won Park
Korea Thrunet Co., Ltd.
September 29, 2005
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